December 18, 2008

By U.S. Mail and facsimile to (404) 230-5387

James M. Wells III
Chief Executive Officer
SunTrust Banks Inc.
303 Peachtree Street, N.E.
Atlanta, GA 30308

> **Re:** **SunTrust Banks Inc.**
> **Annual Report On Form 10-K**
> **Filed February 20, 2008**
> **Quarterly Reports on Form 10-Q**
> **Filed May 8, August 7 and November 7, 2008**
> **File No. 01-8918**

Dear Mr. Wells:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Nonperforming Assets, page 34

1. We note that you increased your allowance for loan losses by approximately 23% from December 31, 2006 to December 31, 2007 despite a 175% increase in nonperforming loans, and that nonperforming residential mortgage loans increased approximately 250% from $279.5 million to $977.1 million for the respective period. We also note that you further increased your allowance for loan losses by approximately 51% from December 31, 2007 to September 30, 2008 despite a 130% increase in nonperforming loans, and that nonperforming residential mortgage loans increased approximately 82% from $977.1 million to $1.781 billion for the respective period. Please tell us and revise future filings to fully explain how your process of determining the periodic loan loss provision and the resulting allowance for loan losses accommodates changes in asset quality.

2. We note your disclosure on page 35 that you considered insurance settlement when estimating the ALLL for second lien Alt-A loans. Please tell us, and revise future filings to disclose the following regarding your mortgage insurance arrangements:

    *   clearly identify the triggers for payment under the mortgage insurance arrangements for which you are the primary beneficiary;

    *   discuss the timing of the receipt of proceeds under these policies;

    *   quantify the amounts received from such mortgage insurance arrangements during the periods presented;

    *   tell us the extent to which you have experienced refusals or inability to pay under these policies for which you are the primary beneficiary;

    *   disclose what happens if the mortgage insurers do not pay as required under the insurance policy; and

    *   expand your discussion of the impact of a downgrade of one of the mortgage insurers to include all of the potential ramifications of the downgrade.

Form 10-Q for the Quarterly Period Ended September 30, 2008

General Comments on this Filing
General

3. Please advise the staff how you determined that the equity forward agreement with a "major, unaffiliated financial institution" to monetize part of SunTrust's holdings of Coke stock did not require announcement on an Item 1.01 8-K. Also, please advise the staff how you determined that the agreement was not a material contract, as defined by Item 601(b)(10) of Regulation S-K.

4. On December 9, 2008 SunTrust filed an 8-K that stated that due to significant deterioration in economic conditions, SunTrust would sell the remaining capacity under its allotment from the Capital Purchase Program operated by the U.S. Treasury. Please advise the staff regarding the specific events or economic results that caused management to decide that it needed to raise additional capital. Also, please advise the staff regarding any particular operational events that impacted management's decision.

Item 1. Financial Statements

Notes to Consolidated Financial Statements (Unaudited)

Note 6. Goodwill and Other Intangible Assets, page 12

5. Regarding your impairment analysis of goodwill, please address the following:

    - tell us, in light of deteriorating real estate-related market conditions, why only certain reporting units were tested in the first and second quarters of 2008 and not all reporting units, as were tested during the third quarter of 2008;

    - we note, from Critical Accounting Policies in your Form 10-K for the fiscal year ended December 31, 2007, that you use discounted cash flow models to determine the fair value of your reporting units, but to the extent adequate data is available, other valuation techniques relying on market data may be incorporated into the estimate of a reporting unit's fair value. In light of the guidance in paragraph 19 of SFAS 157, which indicates that multiple valuation techniques could be appropriate in determining the fair value of reporting units, please specifically tell us how you considered other valuation approaches in determining the fair value of your reporting units; and

    - tell us, when you are evaluating your individual reporting units for impairment, how you validate the reasonableness of the fair values determined. For example, tell us whether you received quoted market prices in active markets to validate the results from the discounted cash flow model. In this regard, we note that paragraph 23 of SFAS 142 indicates that quoted market prices in active markets are the best evidence and should be used if available.

Note 13 – Fair Value Election and Measurement, page 22

6. We note your disclosure on page 22 that during the second quarter of 2008, you revised your methodology regarding how you consider the effects of your own credit in the valuation of your liabilities carried at fair value. Please tell us the following:

   - tell us which rate your funding is based on and whether there has been a difference in your business practice of the rate used for funding;

   - reconcile the spread used to the entry price of your derivatives during the second and third quarter of 2008;

   - tell us whether you also revised your methodology similarly for evaluating counterparty credit risk and provide an analysis supporting your position; and

   - tell us whether you plan to revise your methodology back to using LIBOR plus your credit spread once the LIBOR market revert back to more historical volatility levels.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Securities Available for Sale and Trading Assets, page 50

7. For Level 3 securities available for sale, please quantify the nature and type of assets underlying any asset-backed securities, for example, the types of loans (prime, sub-prime, Alt-A, or home equity lines of credit), the years of issuance as well as information about the credit ratings of the securities, including changes or potential changes to those ratings, and unrealized losses on each type of loan.

     As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Irving, Staff Accountant, at (202) 551-3321, or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale, Staff Attorney, at (202) 5513463 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel